Exhibit 99.1

ALTAGAS ANNOUNCES RESIGNATION OF DAVID HARRIS, PRESIDENT AND CEO: COMPANY TO BE LED BY CO-CEO’S DAVID CORNHILL CHAIRMAN AND FOUNDER, AND PHILLIP KNOLL EXPERIENCED INDUSTRY VETERAN AND BOARD MEMBER, ON AN INTERIM BASIS

Key strategic priorities, financing plan for WGL and business operations remain unchanged and on track

Calgary, Alberta (July 25, 2018)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today David Harris has resigned from his position as President and Chief Executive Officer effective immediately.  Mr. Harris has also resigned from his position on the AltaGas Board. The Board of Directors of AltaGas and Mr. Harris have mutually agreed to his resignation due to a complaint under review by the Board.  This complaint is not related to AltaGas’ strategy, operations or financial reporting.

“My tenure at AltaGas has been a privilege — whether it was driving key projects to completion like the Northwest BC Hydroelectric Facilities, or leading AltaGas as CEO for the last two years during a time of transformational change,” said Mr. David Harris.  “AltaGas has exceptional assets, and is poised to become a leader in the new energy economy.

“With the closing of the acquisition of WGL, the RIPET project in its final stages of development, and the $6 billion in growth opportunities over the next few years, AltaGas’ future is bright,” continued Mr. Harris.  “I leave AltaGas feeling proud of the team’s accomplishments, and I look forward to seeing their continued success.”

David Cornhill, Founder and Chairman of AltaGas, and Phillip Knoll, an experienced industry veteran and Board member, will act as interim co-CEOs until a replacement is found.  A search committee of the Board of Directors has been formed, and the search is currently underway.  The process to appoint the permanent CEO will be conducted in a thoughtful, thorough, but expeditious manner.

Mr. Cornhill’s mandate as interim co-CEO is the continued implementation of AltaGas’ strategy; overseeing the asset disposition process — whose objectives remain unchanged; as well as providing leadership to the Executive Committee on all corporate functions including the integration of WGL.  Mr. Cornhill will continue to serve as Chairman of the Board during this time. Mr. Cornhill founded AltaGas in 1994, and served as CEO until April 2016.

Mr. Knoll will be responsible for overseeing and leading all operational aspects of the company, continuing to advance AltaGas’ capital projects, including RIPET, Central Penn and Mountain Valley Pipelines, as well as Environment, Health, Safety, Security & Sustainability. In conjunction with Mr. Knoll assuming the interim co-CEO role, he will be stepping off the Audit Committee temporarily.  He will rejoin AltaGas’ Audit Committee when the permanent Chief Executive Officer is appointed.

Mr. Knoll has 35 years of varied experience in the energy sector, primarily related to energy infrastructure companies — including deep midstream, pipeline and utility experience.  Among his senior executive leadership roles, Mr. Knoll served as Group Vice President, Duke Energy Gas Transmission, Chair, Management Committee and President for Maritimes & Northeast Pipeline, as well as senior roles at Westcoast Energy Inc., TransCanada Pipelines Limited and Alberta Natural Gas Company Ltd. Mr. Knoll also served as Chief Executive Officer of Corridor Resources (2010 — 2014), and was a director of AltaGas Utility Group Inc. from 2005 to 2009. Mr. Knoll has also been a director of Heritage Gas (an AltaGas company) since 2003.

“AltaGas has always stayed true to its core values and they are at the heart of everything we do,” stated David Cornhill, “I want to thank David Harris for the progress and results AltaGas has achieved under his leadership.  However, in order for AltaGas to remain focused on its business priorities, the Board and David Harris have agreed that his resignation is the appropriate course of action for the company.

“AltaGas remains focused on becoming a leading North American clean energy infrastructure company.  Our priorities remain unchanged, and our business is on track.  I am confident that the structure of co-CEO’s we have put in place is the right one, and that Phillip and I have the requisite skill set to lead AltaGas until a replacement is found,” said Mr. Cornhill.

“Having served as an AltaGas Ltd. Director since the end of 2015, I have had the opportunity to understand the quality of the assets, the operations and the people of AltaGas,” said Mr. Phillip Knoll.  “AltaGas is at a very exciting and important juncture of its business, and I believe that my strong operational background will serve as a complement to David Cornhill’s interim leadership as co-CEO.”

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “can”, “will”, “become”, “intend”, “focus”, “possible”, “plan”, “develop”, “anticipate”, “target’, “believe”, “seek”, “propose”, “continue”, “future”, “priority”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. This news release contains forward-looking statements with respect to, among other things, stage of development of RIPET, expected scale of growth opportunities, AltaGas’ future and expected areas of focus, leadership (including, process, oversight and timing), future committee composition and business objectives. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.